
October 20, 2022

Robert Tetsch
Chief Executive Officer
HARRISON VICKERS & WATERMAN INC
5781 Schaefer Avenue
Chino, CA 91710

> **Re: HARRISON VICKERS & WATERMAN INC**
> **Offering Statement on Form 1-A**
> **Filed on October 14, 2022**
> **File No. 024-12031**

Dear Robert Tetsch:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services